Exhibit 21.1

Subsidiaries of Registrant

Subsidiary	Jurisdiction of Formation
Lantronix International AG	Switzerland
Lantronix Europe GmbH	Germany
Lantronix India Private Limited	India
Lantronix Holding Company	Delaware, USA

Subsidiaries of Lantronix International AG

Subsidiary	__Jurisdiction of Formation
Lantronix Netherlands B.V.	Netherlands
Lantronix Hong Kong Limited	Hong Kong
Lantronix Japan K.K.	Japan
Lantronix UK Ltd.	United Kingdom
Lantronix Australia Pty. Ltd.	Australia